

June 1, 2017

<u>**Via E-Mail**</u>
David S. Cole, Esq.
Holland & Knight LLP
701 Brickell Avenue
Miami, Florida 33131

> **Re:** **Emergent Capital, Inc.**
> **Amendment No. 2 to Schedule TO-I**
> **Filed May 26, 2017**
> **SEC File No. 005-86093**

Dear Mr. Cole:

We have reviewed your amended filing and have the following comments.

<u>Offer to Exchange</u>
<u>Cautionary Note Regarding Forward-Looking Statements, page 3</u>

1. We note your response to our prior comment 7 and your revised disclosure. Please revise further to clarify that the safe harbor protections for forward-looking statements contained in Section 27A of the Securities Act of 1933 do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933.

<u>Questions and Answers about the Exchange Offer, the Consent Solicitation and the Rights Offering</u>

<u>When will I receive the consideration payable…, page 8</u>

2. We note your response to our prior comment 10 that you expect to issue the consideration in this offer on the Settlement Date, which will occur concurrently with the closing of the Transactions and that "the Company cannot state with any reasonable certainty when the closing of the Transactions can take place because the closing of the Transactions cannot occur until after the Company concludes its annual meeting of its stockholders." Please tell us how this constitutes prompt payment pursuant to Rule 13e-4(f)(5) or Rule 14e-1(c).

<u>Did any holders of Old Notes agree to participate…, page 9</u>

3. We note your response to our prior comment 13. Please revise to name all persons that are a party to the Master Transaction Agreements as required by Item 5 of Schedule TO

and Item 1005(e) of Regulation M-A. Please file the executed Master Transaction Agreements as exhibits to the Schedule TO as required by Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

Summary Pro Forma Consolidated Financial Information
Consolidated Ratio of Earnings to Fixed Charges for Fiscal Years 2012 through 2016 and for the Quarter Ended March 31, 2017 (Actual and Pro Forma)

4.   There appear to be footnotes to this disclosure that are not contained in the Offer to Exchange. Please revise your disclosure to include the missing footnotes.

Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions